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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 2)


                         THE ESTEE LAUDER COMPANIES INC.
                         -------------------------------
                                (Name of Issuer)


     CLASS A COMMON STOCK,
   PAR VALUE $0.01 PER SHARE                                     518439 10 4
   -------------------------                                     -----------
(Title of class of securities)                                  (CUSIP number)


                            CAROL S. BOULANGER, ESQ.
                       PILLSBURY WINTHROP SHAW PITTMAN LLP
                                  1540 BROADWAY
                          NEW YORK, NEW YORK 10036-4039
                                 (212) 858-1000
                 ---------------------------------------------
                 (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  MARCH 4, 2008
                                  -------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

----------------------------- --------------------- ------------------------------ ------------------------------------------------
CUSIP No.                     518439 10 4                        13D                                    Page 2
----------------------------- --------------------- ------------------------------ ------------------------------------------------
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  1           NAME OF REPORTING PERSONS:                         1992 GRAT Remainder Trust f/b/o Gary M. Lauder
------------- -------------------------------------------------------------------- ------------------------------------------------
  2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (a) [ ]
                                                                                                                     (b) [X]
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  3           SEC USE ONLY

------------- ------------------------------- -------------------------------------------------------------------------------------
  4           SOURCE OF FUNDS:                                                           Not applicable

------------- -------------------------------------------------------------------- ------------------------------------------------
  5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                                [ ]
              TO ITEM 2(d) OR 2(e):
------------- -------------------------------------------------- ------------------------------------------------------------------
  6           CITIZENSHIP OR PLACE OF ORGANIZATION:                                      New York

------------------------ ------- ------------------------------------------- ------------------------------------------------------
    NUMBER OF              7     SOLE VOTING POWER:                          1,466,657 (see Item 5)
     SHARES
                         ------- ------------------------------------------- ------------------------------------------------------
  BENEFICIALLY             8     SHARED VOTING POWER:                        -0-
    OWNED BY
                         ------- ------------------------------------------- ------------------------------------------------------
      EACH                 9     SOLE DISPOSITIVE POWER:                     1,466,657 (see Item 5)
    REPORTING
                         ------- ------------------------------------------- ------------------------------------------------------
   PERSON WITH             10    SHARED DISPOSITIVE POWER:                   -0-

------------- -------------------------------------------------------------- ------------------------------------------------------
  11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,466,657 (see Item 5)

------------- -------------------------------------------------------------------- ------------------------------------------------
  12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                                   [ ]
              SHARES:

------------- ------------------------------------------------------------------------------- -------------------------------------
  13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         1.3% (see Item 5)

------------- -------------------------------------------------- ------------------------------------------------------------------
  14          TYPE OF REPORTING PERSON:                          OO

------------- -------------------------------------------------- ------------------------------------------------------------------



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
         This Amendment No. 2 amends the Schedule 13D first filed with the Securities and Exchange Commission on May 16, 2002 and the amendments thereto (the "Schedule 13D"), and is filed by the 1992 GRAT Remainder Trust f/b/o Gary
M. Lauder (the "Reporting Person"), with respect to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of The Estee Lauder Companies Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the
Schedule 13D. The complete name of the Reporting Person is the Article Second Trust f/b/o Gary M. Lauder u/a/d November 30, 1992, between Leonard A. Lauder, as grantor, and Joel S. Ehrenkranz, as trustee.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is supplemented as follows:

         The Reporting Person may sell 122,811 shares of Class A Common Stock in accordance with a plan intending to satisfy the requirement of Rule 10b5-1(c) under the Exchange Act in the second calendar quarter of 2008, depending on the market prices of the Class A Common Stock at those times.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         Item 5 is supplemented as follows:

         (a) The responses of the Reporting Person to Rows (11) through (13) of the cover page of this Amendment No. 2 are incorporated herein by reference. As of March 5, 2008, the Reporting Person beneficially owned 1,466,657 shares of Class A Common Stock as follows: 122,811 shares of Class A Common Stock and 1,343,846 shares of Class B Common Stock.

         Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation.

         Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 1,466,657 shares of Class A Common Stock as of March 5, 2008, constituting approximately 1.3% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of January 28, 2008, as set forth in the Issuer's Form 10-Q for the quarterly period ended December 31, 2007).

         Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 122,811 shares of Class A Common Stock and the 1,343,846 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 1.5% of the aggregate voting power of the Issuer (based on the number of shares of Class A Common Stock and Class B Common Stock outstanding as of January 28, 2008, as set forth in the Issuer's Form 10-Q for the quarterly period ended December 31, 2007).


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
         Other parties to the Stockholders' Agreement report their beneficial ownership separately on Schedule 13G or Schedule 13D, as the case may be.

         (b) The responses of the Reporting Person to (i) Rows (7) through (10) of the cover page of this Amendment No. 2 and (ii) Item 5(a) hereof are incorporated herein by reference. As co-trustees of the Reporting Person, Gary
M. Lauder, William P. Lauder and Joel S. Ehrenkranz share voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common Stock owned by the Reporting Person.

         (c) During the past 60 days, the Reporting Person effected the following sales of Class A Common Stock in market transactions through the NYSE in accordance with a plan intending to satisfy the requirements of Rule 10b5-1(c) under the Exchange Act:

       Trade Date of                 Amount of                    Price
        Transaction                 Securities*                per Share*
        -----------                 -----------                ----------

         2/20/2008                    12,281                     $42.052
         2/21/2008                    12,281                     $42.1364
         2/22/2008                    12,281                     $41.8279
         2/25/2008                    12,281                     $42.8586
         2/26/2008                    12,281                     $43.4223
         2/27/2008                    12,281                     $43.5916
         2/28/2008                    12,281                     $42.9098
         2/29/2008                    12,281                     $42.4536
         3/3/2008                     12,281                     $43.098
         3/4/2008                     12,281                     $43.1566

         * Shares of Class A Common Stock were sold over the day, and the aggregate amount and average price are indicated. Excludes brokerage commissions.

         (d) Joel S. Ehrenkranz, as trustee of the Reporting Person, has the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned by the Reporting Person. Gary M. Lauder, as beneficiary of the Reporting Person, and certain other beneficiaries of the Reporting Person, have the right to receive (at the sole discretion of Joel S. Ehrenkranz) dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned by the Reporting person. William P. Lauder, as beneficiary of the Reporting Person, and certain other beneficiaries of the Reporting Person, have the right to receive (at the sole discretion of Joel S. Ehrenkranz), on a contingent basis, dividends from, or the proceeds from the sale of, the shares of contingent basis, dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned by the Reporting Person.

         (e) Not applicable.


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
                                   SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



Dated: March 6, 2008

                                            1992 GRAT Remainder Trust f/b/o
                                               Gary M. Lauder

                                            By: /s/ Joel S. Ehrenkranz
                                                -------------------------------
                                                Joel S. Ehrenkranz, Trustee
























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